UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT UNDER
SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

UNIPROP MANUFACTURED HOUSING COMMUNITIES INCOME FUND II,
a Michigan Limited Partnership
(Name of Subject Company)

UNIPROP MANUFACTURED HOUSING COMMUNITIES INCOME FUND II,
a Michigan Limited Partnership
 (Name of Persons Filing Statement)

UNITS OF BENEFICIAL ASSIGNMENT OF LIMITED PARTNERSHIP INTEREST
(Title of Class of Securities)

NONE
(CUSIP Number of Class of Securities)
Roger I. Zlotoff
President
Genesis Associates Limited Partnership
General Partner
280 Daines Street
Birmingham, Michigan 48009
(248) 645-9220

With copies to:
Nicholas S. Hodge
K&L Gates LLP
One Lincoln Street
Boston, MA 02111-2950
(617) 261-3210

(Name, Address, and telephone numbers of persons authorized to receive notices and communications on behalf of the persons filing statement)

□	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1.   Subject Company Information.

The subject company is Uniprop Manufactured Housing Communities Income Fund II, a Michigan Limited Partnership (the “Company”). Its address is 280 Daines Street, Birmingham, Michigan 48009 and its telephone number is (248) 645-9220. The general partner of the Company is Genesis Associates Limited Partnership (the “General Partner”).

The subject class of securities is the Company’s Units of Beneficial Assignment of Limited Partnership Interest (“Units”).  As of March 31, 2016, the number of Units outstanding was 3,303,387. There is no public market for the Units.

Item 2.   Identity and Background of Filing Person.

This Schedule is being filed by the Company. The Company’s name, business address and business telephone number are set forth in Item 1, above.

This Schedule relates to an offer made by MacKenzie Realty Capital, Inc. and MacKenzie Capital Management, LP (together, the “Offerors”) to purchase an unspecified number of Units at an unspecified price per Unit on the terms and conditions set forth in Offerors’ “Missed the Opportunity to Sell Uniprop MHC Income Fund II?” postmarked June 9, 2016 (the “Offer to Purchase”).  The Offerors’ address is 1640 School Street, Moraga, CA 94556.

Item 3.    Past Contacts, Transactions, Negotiations and Agreements.

To the knowledge of the General Partner, as of the date of this Schedule, there have been no material agreements, arrangements or understandings, or actual or potential conflicts of interest between the Company and (i) the General Partner or the General Partner’s executive officers, directors or affiliates, or (ii) the Offerors and their executive officers, directors or affiliates, in each case with respect to the Offer of Purchase, except that, as set forth in Item 4, below, the Company is making no recommendation as to whether holders of Units should tender their Units to Offerors in connection with the Offer to Purchase.

Item 4.   The Solicitation or Recommendation.

The Company expresses no opinion and remains neutral with respect to the Offer to Purchase for the reasons discussed below. Accordingly, neither the Company, the General Partner, nor any executive, officer, director, affiliate or subsidiary of either the Company or the General Partner has made a determination as to whether the Offer to Purchase is fair to, or in the best interests of the holders of Units (“Unitholders”) and is making no recommendation regarding whether Unitholders should participate in the Offer to Purchase. The Company urges each Unitholder to make his, her or its own decision regarding the Offer to Purchase based on all of the available information and in light of the Unitholder’s own investment objectives, including, among other things, the adequacy of the purchase price, the Unitholder’s view with respect to the Company’s outlook and any other factors that the Unitholder deems relevant to the investment decision. Neither the Company, the General Partner, nor any executive, officer, director, affiliate or subsidiary of either the Company or the General Partner intends to tender or sell Units held of record or beneficially by them in connection with the Offer to Purchase, but will rather hold any such Units.

The Partnership makes no recommendation for the following reasons:
1.
If a Unitholder participates in the Offer to Purchase and sells his, her or its Units to Offerors, the Unitholder will not participate in any further distributions or any future transactions involving the Company, such as the sale of the Company’s assets. If a Unitholder were to accept the Offer to Purchase by Offerors and the Company were to subsequently sell the Company’s assets at a higher per Unit value than the price being offered by the Offerors (the “Tender Offer Price”), then Offerors, as the owner of the Units, would participate in any such increased value. The Company cannot assure Unitholders that it will be successful in selling its assets at a price per Unit higher than the Tender Offer Price, or at all. The Company cannot determine at this time what the market for its assets will be in the future; however, the Company and its advisors, including the General Partner, constantly review the market to determine when and if a favorable opportunity exists for selling some or all of the Company’s assets.

2.
There is no public market for the Units and, therefore, there is no accurate means for determining the present value of the Units. As a result, the Company cannot assure Unitholders that the Tender Offer Price accurately reflects the value of the Units or the actual amounts that may be realized by Unitholders. Unforeseen contingencies could also ultimately result in the non-consummation of the Offer to Purchase.

3.
Each individual Unitholder must make an independent judgment as to whether to accept the Offer to Purchase. Consideration should be given to: (a) the Unitholder’s determination of the adequacy of the Tender Offer Price in light of the Unitholder’s own investment objectives; (b) the Unitholder’s view of the likelihood that the Company will be able to sell the Company’s assets for sale prices that will result in a higher liquidation distribution amount than the amount offered in the Offer to Purchase; (c) the Unitholder’s need for liquidity or diversification of the Unitholder’s portfolio; (d) whether the Unitholder wishes to receive income from the Units by continuing to hold them, although such income is not guaranteed; (e) tax consequences of the Unitholder’s participation in the Offer to Purchase at this time; and (f) any other factors that the Unitholder deems relevant.

4.
The Company can change its position and make a recommendation with respect to the Offer to Purchase at a later time prior to the expiration of the Offer to Purchase, whether or not there is a change of events or circumstances or additional information that comes to its attention.

Item 5.   Persons/Assets Retained, Employed, Compensated.

Neither the Company, nor any person acting on its behalf, has employed, retained or compensated, or intends to employ, retain or compensate any persons or class of persons to make solicitations or recommendations to Unitholders on the Company’s behalf with respect to the Offer to Purchase.

Item 6.   Interest in Securities of the Subject Company.

There have been no transactions in the Units during the 60 days preceding the date of this Schedule by:  (i) the Company or the General Partner; (ii) to the knowledge of the Company or the General Partner, any of the General Partner’s executive officers or directors; (iii) any subsidiary of the Company or the General Partner; or (iv) to the knowledge of the Company or the General Partner, any affiliates of any of the foregoing or any pension, profit-sharing or similar plan of any of the foregoing.

Item 7.   Purposes of the Transaction and Plans or Proposals.

The Company is neither undertaking, nor engaged in any negotiations, in response to the Offer of Purchase that relate to: (i) a tender offer or other acquisition of the Units by the Company, any of its subsidiaries or any other person; or (ii) any (a) extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (b) purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries; or (c) material change in the present distribution rate or policy, or indebtedness or capitalization of the Company.  The Company has not entered into any transaction, agreement in principle or signed contract, nor has it or the General Partner passed any board or other resolution regarding any of the foregoing. The Company and the General Partner constantly review the market to determine when and if a favorable opportunity exists for selling some or all of the Company’s assets.

Item 8.   Additional Information.

No executive officer of the General Partner has any agreement or understanding, whether written or unwritten, between such executive officer and the Company or Offerors concerning any type of compensation, whether present, deferred or contingent, that is based upon or otherwise relates to the Offer to Purchase.

Item 9.   Exhibits.

A copy of the letter from the Company to the Unitholders is attached hereto as Exhibit 1.

SIGNATURE

After due inquiry and to the best of my knowledge and belief. I certify that the information set forth in this statement is true, complete and correct.

UNIPROP MANUFACTURED HOUSING COMMUNITIES INCOME FUND II, A MICHIGAN LIMITED PARTNERSHIP

By: Genesis Associates Limited Partnership, General Partner
By: /s/ Roger I. Zlotoff
Roger I. Zlotoff, President
Date: June 20, 2016

Exhibit 1

June 20, 2016

To the Holders of Units of Beneficial Assignment of Limited Partnership Interest in Uniprop Manufactured Housing Communities Income Fund II, a Michigan limited partnership.
RE: Uniprop Manufactured Housing Communities Income Fund II, a Michigan limited partnership - MacKenzie Tender Offer
On behalf of Uniprop Manufactured Housing Communities Income Fund II, a Michigan limited partnership (the “Company”), I am writing to address correspondence you may have received from MacKenzie Realty Capital, Inc. (“MacKenzie”), a company unaffiliated with the Partnership or Genesis Associates Limited Partnership (the Partnership’s “General Partner”), offering to purchase an unspecified number of units of beneficial assignment of limited partnership interest (“Units”) in the Company at an unspecified price per Unit on the terms and conditions set forth in Offerors’ “Missed the Opportunity to Sell Uniprop MHC Income Fund II?” postmarked June 9, 2016 (the “Offer to Purchase”).
The Company expresses no opinion and remains neutral with respect to the Offer to Purchase for the reasons discussed below. Accordingly, neither the Company, the General Partner, nor any executive, officer, director, affiliate or subsidiary of either the Company or the General Partner has made a determination as to whether the Offer to Purchase is fair to, or in the best interests of the holders of Units (“Unitholders”) and is making no recommendation regarding whether Unitholders should participate in the Offer to Purchase. The Company urges each Unitholder to make his, her or its own decision regarding the Offer to Purchase based on all of the available information and in light of the Unitholder’s own investment objectives, including, among other things, the adequacy of the purchase price, the Unitholder’s view with respect to the Company’s outlook and any other factors that the Unitholder deems relevant to the investment decision. Neither the Company, the General Partner, nor any executive, officer, director, affiliate or subsidiary of either the Company or the General Partner intends to tender or sell Units held of record or beneficially by them in connection with the Offer to Purchase, but will rather hold any such Units.
The Partnership makes no recommendation for the following reasons:

1.
If a Unitholder participates in the Offer to Purchase and sells his, her or its Units to Offerors, the Unitholder will not participate in any further distributions or any future transactions involving the Company, such as the sale of the Company’s assets. If a Unitholder were to accept the Offer to Purchase by Offerors and the Company were to subsequently sell the Company’s assets at a higher per Unit value than the price being offered by the Offerors (the “Tender Offer Price”), then Offerors, as the owner of the Units, would participate in any such increased value. The Company cannot assure Unitholders that it will be successful in selling its assets at a price per Unit higher than the Tender Offer Price, or at all. The Company cannot determine at this time what the market for its assets will be in the future; however, the Company and its advisors, including the General Partner, constantly review the market to determine when and if a favorable opportunity exists for selling some or all of the Company’s assets.

2.
There is no public market for the Units and, therefore, there is no accurate means for determining the present value of the Units. As a result, the Company cannot assure Unitholders that the Tender Offer Price accurately reflects the value of the Units or the actual amounts that may be realized by Unitholders. Unforeseen contingencies could also ultimately result in the non-consummation of the Offer to Purchase.

3.
Each individual Unitholder must make an independent judgment as to whether to accept the Offer to Purchase. Consideration should be given to: (a) the Unitholder’s determination of the adequacy of the Tender Offer Price in light of the Unitholder’s own investment objectives; (b) the Unitholder’s view of the likelihood that the Company will be able to sell the Company’s assets for sale prices that will result in a higher liquidation distribution amount than the amount offered in the Offer to Purchase; (c) the Unitholder’s need for liquidity or diversification of the Unitholder’s portfolio; (d) whether the Unitholder wishes to receive income from the Units by continuing to hold them, although such income is not guaranteed; (e) tax consequences of the Unitholder’s participation in the Offer to Purchase at this time; and (f) any other factors that the Unitholder deems relevant.

4.	The Company can change its position and make a recommendation with respect to the Offer to Purchase at a later time prior to the expiration of the Offer to Purchase, whether or not there is a change of events or circumstances or additional information that comes to its attention.

Sincerely,
UNIPROP MANUFACTURED HOUSING COMMUNITIES INCOME FUND
II, A MICHIGAN LIMITED PARTNERSHIP
By: Genesis Associates Limited Partnership, General Partner
By: /s/ Roger I. Zlotoff
Roger I. Zlotoff, President
Date: June 20, 2016